Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

POLARITYTE, INC.

(Pursuant to Section 151(g)

of the General Corporation Law of the State of Delaware)

PolarityTE, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: that the Certificate of Designation of Series A Junior Participating Preferred Stock of the Corporation establishing 100,000 shares of the Series A Junior Participating Preferred Stock of the Corporation was originally filed in the office of the Secretary of State of the State of Delaware on November 7, 2019 (the “Certificate of Designation”).

SECOND: that no shares of said Series A Junior Participating Preferred Stock of the Corporation are outstanding and no shares thereof will be issued subject to said Certificate of Designation.

THIRD: that at a meeting of the Board of Directors of the Corporation (the “Board”) on September 28, 2020, the Board duly adopted the following resolution approving, authorizing, and directing the elimination of the Series A Junior Participating Preferred Stock of the Corporation:

RESOLVED FURTHER, that the Authorized Officers of the Corporation be and hereby severally are authorized, empowered and directed, in the name and on behalf of the Corporation, to execute, acknowledge and file, pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, a certificate of elimination setting forth that none of the existing Series A Junior Participating Preferred Stock are outstanding, that none will be issued pursuant to the certificate of designation of Series A Junior Participating Preferred Stock of the Corporation governing such series, originally filed by the Corporation with the Secretary of State of the State of Delaware on November 7, 2019, and that the shares that were designated as Series A Junior Participating Preferred Stock are returned to the status of authorized and unissued shares of the preferred stock of the Corporation, without designation, and thereby eliminating from the Corporation’s Amended and Restated Certificate of Incorporation all matters set forth in such certificate of designation with respect to such series, in such form as the officer executing the same shall determine to be necessary, advisable or appropriate, such determination to be conclusively established by the execution thereof;

FOURTH: that in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to eliminate all reference to the Series A Junior Participating Preferred Stock of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be executed by its duly authorized officer on this 10th day of August 2021.

POLARITYTE, INC

By:	/s/ Cameron Hoyler
Name: Cameron Hoyler
Title: General Counsel and Executive Vice President (authorized signatory)